June 6, 2018

VIA EDGAR

Jay Williamson

Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Flat Rock Opportunity Fund

Pre-Effective Amendment No. 3 to Registration Statement on Form N-2

Filed May 31, 2018

File Nos. 333-223112 and 811-23328

Dear Mr. Williamson and Ms. Miller:

On behalf of Flat Rock Opportunity Fund (the “Fund”), please find transmitted herewith for filing the Fund’s response to verbal comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) issued on June 5, 2018 with respect to the above-captioned filing. We hereby respond to the specific comments of the Staff as follows:

Fundamental Policies, page S-3

1.	We refer to your revised concentration policy. Please revise your concentration policy so that it includes “or group of industries” following “any particular industry”.

Response: The Fund hereby undertakes to revise its disclosure to include the information referenced in the Staff’s comment. The revisions will be included in the Fund’s final prospectus.

* * * *

Please do not hesitate to contact the undersigned at (202) 216-4812 if you have any additional questions.

Sincerely Yours, Morris, Manning & Martin, LLP By: /s/ Owen J. Pinkerton Name: Owen J. Pinkerton

cc:	Robert K. Grunewald

Richard A. Petrocelli

Phone: 202.408.5153 | www.mmmlaw.com

1401 Eye Street, N.W. | Washington, D.C. 20005

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